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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            COVENANT TRANSPORT, INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, par value $.01
                         (Title of Class of Securities)

                                    22284P105
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_|Rule 13d-1(b)

                                |_|Rule 13d-1(c)

                                |X|Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (3-98)
                                Page 1 of 5 pages



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CUSIP No.  222 84P 105
------------------------------------------------------------------------------


      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons.   David R. Parker

------------------------------------------------------------------------------


      2. Check the Appropriate Box if a Member of a Group

         (a)|_|

         (b)|X|
------------------------------------------------------------------------------


      3. SEC Use Only
------------------------------------------------------------------------------


      4. Citizenship or Place of Organization:     United States of America
------------------------------------------------------------------------------


Number of       5.  Sole Voting Power                                  57,508^
Shares Bene-    6.  Shared Voting Power                             6,405,000*
ficially
Owned by Each   7.  Sole Dispositive Power                             57,508^
Reporting       8.  Shared Dispositive Power                        6,405,000*
Person With:
------------------------------------------------------------------------------

      9. Aggregate Amount Beneficially Owned by Each Reporting Person:

                      David R. Parker                              6,462,508*^

      10.Check if the Aggregate Amount in Row (11) Excludes Certain Shares: |_|

      11.Percent of Class Represented by Amount in Row (9):

                                                        David R. Parker  43.4%*^

------------------------------------------------------------------------------


      12.Type of Reporting Person:  IN
------------------------------------------------------------------------------


* Includes 3,855,000 shares of $.01 par value Class A Common Stock owned as joint tenants with rights of survivorship, 200,000 shares of $.01 par value Class A Common Stock owned by the Parker Family Limited Partnership (of which David and Jacqueline Parker are the two general partners and possess sole voting and investment control), and 2,350,000 shares of $.01 par value Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder, and (ii) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As a result, Mrs. Parker controls stock possessing 50.7% of the voting power of all outstanding Covenant Transport stock. Mr. Parker controls additional stock as described below.

^ David Parker holds 4,008 shares of Class A Common Stock under the Company's 401(k) plan. This number of shares is equal to Mr. Parker's account balance in the employer stock fund as of February 8, 1999 divided by the stocks $17.00 closing price on February 8, 1999. The fund is unitized and as such does not allocate a specific number of shares to each participant. Pursuant to the Company's incentive stock plan, Mr. Parkerholds a currently exercisable option to purchase for $15.50 per share an additional 53,500 shares of Class A Common Stock. As a result, Mr. Parker controls stock possessing 51.1% of the voting power of all outstanding Covenant Transport stock.
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                                Page 2 of 5 pages

CUSIP No.  222 84P 105
------------------------------------------------------------------------------


      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons.  Jacqueline F. Parker
------------------------------------------------------------------------------


      2. Check the Appropriate Box if a Member of a Group

         (a)|_|

         (b)|X|
------------------------------------------------------------------------------


      3. SEC Use Only
------------------------------------------------------------------------------


      4. Citizenship or Place of Organization:      United States of America
------------------------------------------------------------------------------


Number of       5.  Sole Voting Power
Shares Bene-    6.  Shared Voting Power                              6,405,000*
ficially
Owned by Each   7.  Sole Dispositive Power
Reporting       8.  Shared Dispositive Power                         6,405,000*
Person With:
------------------------------------------------------------------------------

      9. Aggregate Amount Beneficially Owned by Each Reporting Person:

                      Jacqueline F. Parker   6,405,000*

      10.Check if the Aggregate Amount in Row (11) Excludes Certain Shares: |_|

      11.Percent of Class Represented by Amount in Row (9):

                      Jacqueline F. Parker   43%*
------------------------------------------------------------------------------


      12.Type of Reporting Person:  IN
------------------------------------------------------------------------------


* Includes 3,855,000 shares of $.01 par value Class A Common Stock owned as joint tenants with rights of survivorship, 200,000 shares of $.01 par value Class A Common Stock owned by the Parker Family Limited Partnership (of which David and Jacqueline Parker are the two general partners and possess sole voting and investment control), and 2,350,000 shares of $.01 par value Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder, and (ii) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As a result, Mrs. Parker controls stock possessing 50.7% of the voting power of all outstanding Covenant Transport stock. Mr. Parker controls additional stock as described below.

------------------------------------------------------------------------------

                                Page 3 of 5 pages

Item 1.
(a)Name of Issuer:    COVENANT TRANSPORT, INC.

(b)Address of Issuer's Principal Executive Offices:

                               400 Birmingham Highway
                               Chattanooga, TN  37419

Item 2.
(a)Names of Persons Filing:     David R. Parker and Jacqueline F. Parker

(b)Address of Principal Business Office or, if none, Residence:

                               400 Birmingham Highway
                               Chattanooga, TN  37419

(c)Citizenship:           United States of America
(d)Title of Class of Securities:

                                Class A Common Stock, par value $.01 per share*^

(e)CUSIP Number:  222 84P 105

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
        or (c), check whether the person filing is a:    N/A

Item 4.  Ownership.
      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:
                  David R. Parker                               6,462,508*^
                  Jacqueline F. Parker    Jacqueline F. Parker   6,405,000*
(b)Percent of class:
              David R. Parker   43.4%*^
              Jacqueline F. Parker   43*
(c)Number of shares as to which the person has:
    (i)  Sole power to vote or to direct the vote:                      57,508^.
    (ii) Shared power to vote or to direct the vote:                 6,405,000*.
    (iii)Sole power to dispose or to direct
         the disposition of:                                            57,508^.
    (iv) Shared power to dispose or to direct the disposition of:    6,405,000*.

* Includes 3,855,000 shares of $.01 par value Class A Common Stock owned as joint tenants with rights of survivorship, 200,000 shares of $.01 par value Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), and 2,350,000 shares of $.01 par value Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder, and (ii) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As a result, Mrs. Parker controls stock possessing 50.7% of the voting power of all outstanding Covenant Transport stock. Mr. Parker controls additional stock as described below.

^ David Parker holds 4,008 shares of Class A Common Stock under the Company's 401(k) plan. This number of shares is equal to Mr. Parker's account balance in the employer stock fund as of February 8, 1999 divided by the stocks $17.00 closing price on February 8, 1999. The fund is unitized and as such does not allocate a specific number of shares to each participant. Pursuant to the Company's incentive stock plan, Mr. Parker holds a currently exercisable option to purchase for $15.50 per share an additional 53,500 shares of Class A Common Stock. As a result, Mr. Parker controls stock possessing 51.1% of the voting power of all outstanding Covenant Transport stock.

                                Page 4 of 5 pages

Item 5.  Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.   N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8.    Identification and Classification of Members of a Group.  N/A

Item 9.    Notice of Dissolution of Group.  N/A

Item 10. Certification. N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 10, 1999
                                           -----------------
                                                  Date


                              /s/: David R. Parker
                            ---------------------------------------------------
                            David R. Parker, Chairman of the Board and President


                            /s/: Jacqueline F. Parker
                            ---------------------------------------------------
                            Jacqueline F. Parker, Secretary




                                Page 5 of 5 pages



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